United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz, November 19, 2008.

To the

BRAZILIAN SECURITIES COMMISSION - CVM

Company Relations Superintendency Company Oversight Management Area 2 São Paulo - SP

c/o. Mr. Fernando Soares Vieira Mr. Alexandre de Almeida

Ref.: OFÍCIO/CVM/SEP/GEA-2/Nº 284/08, of November 18, 2008

Dear Sirs,

We have received your clarification request regarding the "...article presented on the Exame portal on November 14th under the title: 'Stora Enso prepares an offer for Aracruz’s stake in Veracel', which states, among other things, that 'The vulnerability of Aracruz, wrestling with losses in the billions from unsuccessful foreign exchange derivative operations (...) Stora Enso, is considering making an offer for Aracruz’ 50% stake in Veracel (...) an offer of around 2 billion'".

In regard to the abovementioned article, we are unaware of the intention reported on the "Exame" portal. Indeed, at no time has ARACRUZ contemplated disposing of its shareholding in Veracel Celulose S.A., and no negotiations are being carried out to this purpose with any representative or agent of Stora Enso. Consequently, ARACRUZ is unable to confirm the veracity of the information that is the object of the clarification request highlighted above.

We believe that we have responded appropriately to your agency’s request, but nevertheless place ourselves at your full disposal for any further information that you may require.

Yours faithfully,

Marcos Grodetzky Investor Relations Director

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer